

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

March 5, 2008

<u>via U.S. mail and facsimile</u>
Mr. Jason Gonzalez
Visual Management Systems, Inc.
1000 Industrial Way North Suite C
Toms River, NJ 08775

> **Re:** **Visual Management Systems, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 20, 2008**
> **File No. 333-148309**
> **Current Report on Form 8-K**
> **File No. 333-133936**
> **Filed January 30, 2008**

Dear Mr. Gonzalez:

We have limited the review of your supplemental response to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to prior comment 10, and await the filing of the Placement Agent Agreement with Kuhn Brothers, Inc. in the next amendment.

2. We note the addition of shares underlying Series A Preferred Stock and convertible notes. Please provide clarification in the footnotes to the table as to why such shares are being issued and the method by which the total amount being

registered was calculated.   In this regard, we note the terms of the registration rights agreement with Series A Preferred Stock holders. To the extent the penalty provisions have been triggered, please include disclosure, through the most recent practicable date, of the amount of additional share issuances that the company must make pursuant to the terms of the registration rights agreement.

3.      Please update your financial statements as required by Rule 3-12 of Regulation S-X.

4.      We note that you are registering the sale of 26,679,200 shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.  Because you are not eligible to conduct a  primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).  As such, you must file a registration statement for the "resale" offering at the time of each conversion or exercise. You must register each transaction on the form you are eligible to use to register the transaction as a primary offering.  At the time you file such registration statement(s), you must identify the selling shareholders as underwriters and include the price at which the underwriters will sell the securities.

Form 8-K/A filed on January 30, 2008

5.      Based on our review of your pro forma adjustment (1), it is unclear how you concluded that Common Stock and APIC should be adjusted for the same amount, $22,781.  It is our understanding that when a private operating company enters into a recapitalization with the public shell company the components of shareholders equity are often impacted as noted below.

- Historical stockholders' equity of the operating company prior to the merger is  retroactively restated (a recapitalization) to the beginning of the earliest period presented for the equivalent number of shares issued in the merger after giving effect to any difference in par value of the entities' stock with an offset to paid in capital,

- Retained earnings (deficiency) of the operating company is carried forward as the new entity's opening balance with an offset to paid in capital, and

- Retained earnings (deficiency) and APIC of the public shell (Wildon Productions, Inc.) is  eliminated with an offset to paid in capital.

Please contact us at your earliest convenience to further discuss your reverse merger presentation here and within your Form S-1/A-1 filed on February 20, 2008.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

You may contact Jennifer O'Brien at (202) 551-3721 or, in her absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.  Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions.  Direct all correspondence to the following ZIP code:  20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc:  Philip Forlenza, Esq. (via facsimile)
      (732) 224-6599
      A. Parker
      J. O'Brien
      J. Davis
      M.Duru